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                                                                 EXHIBIT (e)(6)


                         [QUEST EDUCATION CORPORATION]

                                 June 26, 2000

Mr. Vince Pisano
Quest Education Corporation
1400 Hembree Road, Suite 100
Roswell, GA 30076

     Re: Various Compensation Issues
         ---------------------------

Dear Vince:

This letter will amend that certain letter agreement dated January 8, 1998 between you and Quest Education Corporation, formerly Educational Medical, Inc., (the "Letter Agreement") in the following respects:

The following words, contained in the second paragraph of the Letter Agreement, shall be deleted:

"you and Mr. Kerber will receive, pro rata based on your then current regular cash compensation, $500,000 plus 2% of the amount by the total Purchase Price Per Share for all then outstanding shares exceeds $10.00 per share."

Such deleted words will be replaced by the following words:

"you will receive the lesser of (i) $847,742 or (ii) the maximum amount that can be paid without being subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended."

The third and fourth paragraphs of the Letter Agreement, except for the last sentence of the third paragraph, shall be deleted.

In all other respects the Letter Agreement will remain in full force and effect.

                              Sincerely,


                              /s/ Morris C. Brown
                              -------------------------------------------------
                              Secretary

Acknowledged and Agreed:

/s/ Vince Pisano
----------------------------
Vince Pisano

Date: June 26, 2000
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